Peak's Lending Hub Financing Program Continues to Gain in Popularity with Some of China's Top Retailers and Distributors

Montreal, Quebec--(Newsfile Corp. - February 24, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced the addition of distributor Dajinpengli Trading Ltd. ("DT") and popular national convenience store chain Bianlifeng to its financing program powered by the Cubeler Lending Hub platform.

Bianlifeng (https://www.bianlifeng.com/) is one of China's fastest growing and most recognized chains of convenience stores. It was recently added to Peak's list of large retailers whose certified product distributors are automatically eligible to have their purchase orders financed if the orders are placed through Peak's Gold River platform, which is now fully integrated to the Lending Hub. That rapidly growing list now includes the likes of JD.com, PetroChina convenience stores and 7-Eleven convenience stores. DT quickly took advantage of the program and its relationship with Bianlifeng and had purchase orders worth 4.2 million RMB (about CAD$800,000) financed by Lending Hub partnering financial institutions merely days following the Chinese New Year break. Peak earned approximately CAD$48,000 in fees related to the transactions when combining both Lending Hub and Gold River service fees.

Update on Peak Financial Forecasts:

Peak is currently contemplating a significant transaction with a high likelihood of completion, however, the terms are yet to be determined. Management believes the transaction would be material in nature and would have a considerable impact on its future financial performance. Peak management has therefore decided to wait until the terms of the transaction are finalized so that its impact can be reflected in the Company's updated financial forecasts before being released to shareholders. Once an announcement about the nature and terms of the contemplated transaction is made, Peak will provide a new expected release date for the updated forecasts.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Fintech Group Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakfintechgroup.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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